EXHIBIT 9.(A)


  BANKATLANTIC BANCORP ANNOUNCES FINAL RESULTS OF TENDER OFFER FOR DEBENTURES

BankAtlantic Bancorp, Inc. (NYSE: BBX; Nasdaq: BANC) announced today the final results of its previously announced tender offer for a portion of its outstanding 5.625% Convertible Subordinated Debentures due 2007. The tender offer was for up to $25 million in principal amount of the Debentures at a cash purchase price of $750 per $1,000 principal amount. The tender offer commenced January 28, 2000 and expired by its terms at 5:00 p.m. on February 29, 2000.

The Company accepted for purchase the maximum $25 million aggregate principal amount of Debentures under the terms of the tender offer. Upon expiration of the tender offer, approximately $60 million aggregate principal amount of the Debentures had been validly tendered, and since this amount exceeded the $25 million principal amount tendered for by the Company, all tenders of the Debentures are subject to proration (at a ratio of approximately 41%) in accordance with the terms of the tender offer. Ryan, Beck & Co., Inc., a subsidiary of the Company, and Friedman, Billings, Ramsey & Co., Inc., acted as co-dealer managers for the tender offer.

After acquisition of the Debentures pursuant to the tender offer, $75 million in aggregate principal amount of the Debentures remain outstanding. The Debentures are traded on Nasdaq under the symbol "BANCH".

BankAtlantic Bancorp is the parent company of BankAtlantic, which has assets of $4.2 billion and operates 68 full-service branches in 17 Florida counties. BankAtlantic is the largest financial institution based in Florida.